Exhibit 99.1

Sapiens Partners with CLARA analytics to Transform Workers’ Compensation Claims with AI

Integrating CLARA analytics’ predictive analytics and AI tools with Sapiens’ core workers’ compensation offering will lead to faster and better decisions for injured workers

Raleigh, North Carolina – June 4, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today it has entered into an agreement to partner with CLARA analytics, a provider of easy-to-use artificial intelligence (AI)-based products. The company’s offerings improve claims outcomes throughout the lifecycle and reduce various sources of loss-costs in claims handling.

CLARA analytics’ robust predictive analytics tool for workers’ compensation claims will be paired with Sapiens CoreSuite for Workers’ Compensation to improve customers’ processes and provide access to in-depth analysis for proactive risk mitigation.

The collaboration will help facilitate interventions for loss-time injured workers who are most likely to benefit from them and the ability to simulate the costs and benefits of existing early intervention programs, under a predictive modeling framework.

“We are excited about the opportunity to work with Sapiens, a leading global organization, and to empower its workers’ compensation claims teams to transform the way workplace injuries are handled, including decisions such as finding the right doctor and prioritizing claims,” said Gary Hagmueller, president and CEO, CLARA analytics. “Our tools are designed to be easily implemented into an insurer’s existing claims workflow, while reducing costs to provide a significant return on investment.”

“This strategic alliance will meet the current and future needs of Sapiens’ customers in a transparent and efficient way,” said Roni Al-Dor, Sapiens president and CEO. “Carriers can discover new claims insights and understand how these discoveries will positively affect the course of a claim, an employee’s role within an organization and the insurer’s bottom line.”

Sapiens CoreSuite for Workers’ Compensation offers technology solutions that enable companies to quickly adapt to business and market conditions, offering high levels of accuracy and efficiency. The suite provides broad functionality throughout the entire insurance lifecycle for workers’ compensation, via a core suite, as well as policy, claims and intelligence modules.

About CLARA analytics

CLARA analytics improves claims outcomes in commercial insurance with easy-to-use artificial intelligence (AI)-based products. CLARA’s suite helps claims teams reduce claims handling and loss costs by keeping claims on track throughout their lifecycle. The suite uses the latest in AI and machine learning (ML) technology and can integrate easily into any workflow or infrastructure to rapidly start showing value. CLARA’s customers include companies from the top 25 global insurance carriers to large third-party administrators and self-insured organizations. Founded in 2015, CLARA analytics is headquartered in Silicon Valley in California. For more information, visit www.claraanalytics.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com